September 12, 2025

Jason T. Serrano
Chief Executive Officer
Adamas Trust, Inc.
90 Park Avenue
New York, New York 10016

       Re: Adamas Trust, Inc.
           Registration Statement on Form S-3
           Filed September 5, 2025
           File No. 333-290073
Dear Jason T. Serrano:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi James Regan at 202-551-3269 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Christopher C. Green, Esq.